EXHIBIT 12

Computation of Ratio of Earnings to Fixed Charges

The following table sets forth our ratio of earnings to fixed charges for the six months ended June 30, 2005 and 2004, and the years ended December 31, 2004, 2003, 2002, 2001, and 2000:

	Year ended December 31,							Six months ended June 30,
	2004	2003	2002	2001		2000		2005	2004
	($ in thousands, except per share data)
Pre-tax income (loss) from continuing operations	$(21,076)	$(8,151)	$(7,523)	$659		$2,884		$(3,538)	$(2,190)

Fixed charges - Interest expense	2,796	3,202	1,602	1,340		1,072		1,393	1,403
Preference security dividend	—	726	637	378		160		—	—

Total fixed charges and preference dividends	$2,796	$3,928	$2,239	$1,718		$1,232		$1,393	$1,403

Minority interest in earnings of consolidated subsidiary	—	—	—	—		709		—	—

Earnings (pre-tax income (loss) from continuing operation plus fixed charges less minority interest)	$(18,280)	$(4,949)	$(5,921)	$2,377		$3,247		$(2,145)	$(787)

Ratio of earnings to combined fixed charges and Preference dividends	—	—	—	1.38	x	2.64	x	—	—

Dollar deficiency for ratios less than 1:1	$23,872	$12,079	$9,125	$—		$—		$4,931	$3,593